FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/11/2020:

158,715,103 Common Shares, 9,729,258 Warrants

Date: December 7, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On November 16, 2020, the Issuer announced that the Israeli government committee responsible for advancing cannabis market reform published a report concluding that it supports and recommends the legalization of adult-use recreational cannabis in Israel (the "Report"). Based on the Report, the Israeli Ministry of Justice is expected to formulate a bill to begin the legislative process towards the legalization of adult-use recreational cannabis.

  On November 27, 2020, the Issuer filed its financial statements and MD&A for the three and nine months ended September 30, 2020, which included the following highlights:

    consolidated revenues were 57% higher in the three months ended September 30, 2020 than the previous quarter, and 153% higher than the three months ended September 30, 2019;
    the Issuer realized a 57% gross margin before fair value; and
    the Issuer earned $0.3 million in adjusted EBITDA, marking the Issuer's first quarter of positive adjusted EBITDA.
  On October 8, 2020, the Issuer announced that it had applied to cross-list its common shares (the "Common Shares") on the NASDAQ Capital Market under the trading symbol "IMCC" (the "NASDAQ Listing Application").

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing supply and distribution agreements in Germany, the Netherlands and the rest of Europe, and sales and supply agreements in the local Israeli market.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

  On November 15, 2020, the Issuer engaged LaunchPad Partners LLC ("LaunchPad"), a full-scale media company, in order to help it increase investor awareness through content creation, social media and press release support. The engagement is for a three-month period, ending on February 2021. LaunchPad is not a Related Person to the Issuer.

  On November 18, 2020, the Issuer engaged Continental Stock Transfer & Trust Company ("Continental") to act as its United States co-transfer agent for the Issuer's securities in connection with the NASDAQ Listing Application. Continental is not a Related Person to the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

On November 24, 2020, the supply agreement between Cannation and Focus Medical Herbs Ltd. ("Focus Medical"), an Israeli licensed medical cannabis producer with whom the Issuer has an exclusive commercial agreement, was terminated as milestones under the agreement expired.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month.  Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On November 17, 2020, Société Amig Navasota International S.A.R.L. and Societe Guineenne de Fer et de Bauxite S.A.R.L. were dissolved. Both entities were inactive Guinea subsidiaries of the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Adjupharm hired a pharmacist for the position of quality manager.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

The following securities were issued by the Issuer in November 2020:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	38,725	Exercise of broker compensation options	$40,661 to be used for working capital
Warrants	19,362

Issued as a result of broker compensation option exercises on November 5, 2020. Each warrant is exercisable for one Common Share of the Issuer at an exercise price of $1.30 for a period of 36 months from August 30, 2019.

			Not applicable.
(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

On November 11, 2020, I.M.C. Holdings Ltd. ("IMC Holdings"), a wholly-owned subsidiary of the Issuer, loaned €300,000 to Adjupharm, to be repaid within 2 years pursuant to a loan agreement dated April 26, 2019. Both IMC Holdings and Adjupharm are Related Persons of the Issuer, each by virtue of being a Related Entity.

16. Provide details of any changes in directors, officers or committee members.

On November 26, 2020, the board of directors of the Issuer established a corporate governance and nominating committee (the "Committee") and appointed Marc Lustig, Vivian Bercovici and Oren Shuster as members of the Committee.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of the COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its strong balance sheet. The Issuer has postponed planned investments in innovation until global economic risks subside. The Issuer keep on focusing on developing its brand in Germany by increasing volumes to medical patients in that market, adding supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and around the world and could result in additional precautionary measures that could impact the Issuer's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Issuer relies, decrease demand for products, cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 7, 2020

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End November 2020	Date of Report YY/MM/D 2020/12/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/